UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Crescent Capital Finance Group, Inc.

Address of Principal Business Office:	11100 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025

Telephone Number:	(310) 235-5900

Name and Address of Agent For Service of Process:	Michael Parks
Chief Executive Officer
Crescent Capital Finance Group, Inc.
11100 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the State of California on the 10th day of March, 2011.

CRESCENT CAPITAL FINANCE GROUP, INC.

By:	/s/ Michael Parks
Name:	Michael Parks
Title:	Chief Executive Officer

Attest:	/s/ Joseph Keenan
Name:	Joseph Keenan
Title:	Chief Financial Officer